                                                Filed by Veeco Instruments Inc.
                      Filed pursuant to Rules 165 and 425 promulgated under the
                           Securities Act of 1933, as amended, and deemed filed
                                  pursuant to Rule 14a-12 promulgated under the
                                    Securities Exchange Act of 1934, as amended

                                        Subject Company: Veeco Instruments Inc.
                                                   Commission File No.: 0-16244

 On July 29th, 2002, Veeco Instruments Inc. issued the following press release.


                       [LOGO]                                   NEWS

        Veeco Instruments Inc., 100 Sunnyside Blvd., Woodbury, NY 11797
                       Tel. 516-677-0200 FAX 516-677-0380

                                                         FOR IMMEDIATE  RELEASE
FINANCIAL CONTACT: DEBRA WASSER, VP OF INVESTOR RELATIONS, 516-677-0200, X1472 TRADE CONTACT: FRAN BRENNEN, DIRECTOR OF MARKETING COMMUNICATIONS,
516-677-0200 X1222


             VEECO REPORTS SECOND QUARTER AND SIX MONTH 2002 RESULTS


Woodbury, NY, July 29, 2002 -Veeco Instruments Inc. (NASDAQ: VECO) today announced its financial results for the second quarter and six months ended June 30, 2002. The Company met its prior guidance for the second quarter, reporting revenues of $77.3 million, a net loss of $1.6 million (($0.06) per share), and pro forma earnings per share of $0.02. Second quarter 2002 bookings of $78.2 million increased 11% sequentially from the first quarter of 2002. Veeco's Metrology orders increased 29% sequentially to $41.1 million, while Process Equipment orders declined 3% to $37.1 million.

SECOND QUARTER 2002 RESULTS

         Veeco's sales for the second quarter of 2002 were $77.3 million, a 31% decrease from the $112.1 million reported for the second quarter of 2001. Metrology sales were $40.4 million in the second quarter of 2002 compared to $38.9 million in the second quarter of 2001. Veeco's Process Equipment sales were $36.9 million in the second quarter of this year compared with $73.2 million in the second quarter of last year. Veeco's sales by market in the second quarter of 2002 reflect the Company's broad end-market focus and consisted of 39% data storage, 14% telecommunications/wireless, 12% semiconductor and 35% research.

                                     -more-

Q2 2002 Results/Page 2

         Veeco incurred an operating loss of $2.0 million for the second quarter of 2002, compared to operating income of $15.5 million for the second quarter of 2001. Excluding amortization expense and restructuring charges of $1.0 million in both periods, Veeco's second quarter 2002 operating income (EBITA) was $2.2 million compared to $17.4 million for the second quarter of 2001. (Second quarter amortization expense was $3.2 million and $0.9 million for 2002 and 2001, respectively). Veeco's second quarter 2002 net loss was $1.6 million (($0.06) per share) compared to net income of $10.0 million ($0.40 per diluted share) in the second quarter of 2001.

         Pro forma earnings per share for the second quarter of 2002 was $0.02 compared with $0.46 in the second quarter of 2001. Pro forma earnings per share is calculated using a 35% tax rate and excludes the $1.0 million restructuring charge taken in both the second quarter of 2002 and 2001 and amortization expense. The second quarter 2002 restructuring charge primarily relates to severance related costs for both management and manufacturing employees in the Process Equipment Group. In the second quarter of 2001 the Company also took a $1.0 million charge related to personnel and business relocation costs, principally related to plant consolidations and work-force reductions, which included both management and manufacturing employees at several of the Company's facilities.

         Veeco's bookings for the second quarter of 2002 were $78.2 million, down 3% from the $80.3 million reported in the second quarter of 2001, but up 11% sequentially from the first quarter of 2002. Second quarter 2002 Metrology bookings were $41.1 million compared to $40.2 million in the second quarter of 2001. Second quarter 2002 Process Equipment bookings were $37.1 million compared with $40.1 million in the second quarter of 2001. The Company's second quarter book-to-bill ratio was 1.01. Veeco's bookings in the second quarter consisted of 31% data storage, 12% telecommunications/wireless, 16% semiconductor and 41% research.

FIRST HALF 2002 RESULTS

         Veeco's sales for the first half of 2002 were $157.5 million, a 34% decrease from the $237.5 million reported for the first half of 2001. Metrology sales were $75.7 million

                                     -more-

Q2 2002 Results/Page 3

in the first half of 2002 compared to $83.9 million in the first half of 2001. Veeco's Process Equipment sales were $81.8 million in the first half of 2002 compared with $153.6 million in the first half of last year. Veeco's sales by market in the first half of 2002 consisted of 37% data storage, 18% telecommunications/wireless, 10% semiconductor and 35% research.

         Veeco incurred an operating loss of $5.3 million for the first half of 2002, compared to operating income of $35.1 million for the first half of 2001. Excluding amortization expense and restructuring charges in both periods, Veeco's first half 2002 operating income (EBITA) was $3.5 million compared to $38.4 million for the first half of 2001. (First half amortization expense was $6.9 million and $2.3 million for 2002 and 2001, respectively). Veeco's first half 2002 net loss was $5.1 million (($0.18) per share) compared to net income of $22.9 million ($0.91 per diluted share) in the first half of 2001.

         Pro forma earnings per share for the first half of 2002 was $0.01 compared with $1.02 in the first six months of 2001. Pro forma earnings per share is calculated using a 35% tax rate and excludes the $1.9 million restructuring charge taken in the first half of 2002, and the $1.0 million restructuring charge taken in the first half of 2001, amortization expense and excludes the loss from discontinued operations.

         Veeco's bookings for the first half of 2002 were $148.5 million compared to $190.5 million reported in the first half of 2001. First half 2002 Process Equipment bookings were $75.6 million compared with $113.0 million in the first half of 2001. First half 2002 Metrology bookings were $72.9 million compared to $77.5 million in the first half of 2001. The Company's first half book-to-bill ratio was 0.94. Veeco's bookings in the first half of 2002 by market consisted of 33% data storage, 15% telecommunications/wireless, 15% semiconductor and 37% research.

MANAGEMENT REVIEW OF RESULTS

         Edward H. Braun, Veeco's Chairman, President and Chief Executive Officer commented, "While industry conditions remain difficult, we are pleased to have met both our revenue and earnings forecasts for the second quarter."

                                     -more-

Q2 2002 Results/Page 4

         Mr. Braun continued, "Veeco's bookings in the second quarter improved 11% over the first quarter of 2002. The bookings increase was driven by continued technology buys in both semiconductor and scientific research segments, with semiconductor orders up 34% sequentially and record research orders improving 41% sequentially. Increased semiconductor Metrology orders reflect greater use of Veeco's in-line atomic force microscope (AFM) tools for
0.13 micron, copper and 300mm applications. Record scientific research Metrology orders are a result of increased nanotechnology and life science use of our new AFM and scanning probe microscope products enabling molecular and atomic imaging. As forecasted at the beginning of the second quarter, data storage orders were flat compared with the first quarter, and our telecommunications/wireless business was down 34%, reflecting the continued difficult environment in this sector. We are pleased that Veeco's market diversification has enabled us to report three consecutive quarters of order improvement despite swings within our different industry segments. We expect additional technology order growth to continue in the third quarter."

VEECO-FEI MERGER UPDATE

         Veeco recently announced the signing of a significant definitive merger agreement with FEI Company (NASDAQ: FEIC). Veeco and FEI have submitted the Hart-Scott-Rodino notification filings to the Federal Trade Commission and Department of Justice, and we currently plan to file our preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in early August. Each company will seek stockholder approval of the merger at special meetings to be held in the coming months and currently expect to close the merger in October.

         Regarding the proposed merger, Mr. Braun commented, "Veeco and FEI have established a combined integration team, which is focusing on merger synergies and working to create an integrated, efficient, highly profitable Veeco FEI. We believe

                                     -more-

Q2 2002 Results/Page 5

that the Veeco FEI merger represents a strategically compelling opportunity for the stockholders of both companies and will create an exciting new leadership equipment supplier. Veeco FEI will have critical mass and growth opportunities driven by our complementary technologies in 3D Metrology for the semiconductor, scientific research and data storage markets. In addition, the new company will possess a strong sales and service channel to support our worldwide customers and a stronger, broader management team."

VEECO'S OUTLOOK

         Veeco currently estimates that third quarter 2002 sales will be in the range of $75-$80 million, with pro-forma earnings per share between $0.02 - $0.04 (using a 35% tax rate and excluding amortization expense). Veeco currently forecasts that third quarter 2002 bookings will exceed $75 million.

INVESTOR CONFERENCE CALL/WEBCAST

         As previously announced, Veeco will host an investor conference call this morning, Monday, July 29th, at 10 am EDT to review the Company's financials and operations for the second quarter of 2002. Interested parties may listen to the call live by calling 1-888-855-5428 or through an audio webcast at http://www.veeco.com (click on Investor Information), where this call will be archived for future reference. A telephonic playback of the conference call will also be available starting this afternoon at 888-203-1112 (confirmation number 687916).

SEC FILINGS

In connection with their proposed merger, Veeco and FEI will be jointly preparing a proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders and will be filing such joint proxy statement/registration statement with the SEC as soon as practicable. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the proposed merger. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of Veeco and FEI, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Investor Relations for Veeco, at (516) 677-0200, Ext. 1403 and to Investor Relations for FEI, at (503) 640-7500 Ext. 7527.

                                     -more-

Q2 2002 Results/Page 6

Veeco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Veeco and FEI stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in Veeco's proxy statement dated April 9, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and Veeco as indicated above.

FEI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the FEI and Veeco stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in FEI's proxy statement dated April 17, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and FEI as indicated above.

On July 12, 2002, Veeco and FEI filed with the SEC current reports on Form 8-K containing the full text of their merger agreement. These filings are available free of charge from the SEC and the applicable company as identified above.

ABOUT VEECO

Veeco Instruments Inc. is a worldwide leader in process equipment and metrology tools for the optical telecommunications/wireless, data storage, semiconductor and research markets. Manufacturing and engineering facilities are located in New York, California, Colorado, Arizona and Minnesota. Global sales and service offices are located throughout the United States, Europe, Japan and Asia Pacific. Additional information on Veeco can be found at http://www.veeco.com.
                                                         ---------------------

TO THE EXTENT THAT THIS NEWS RELEASE DISCUSSES EXPECTATIONS ABOUT MARKET CONDITIONS OR ABOUT MARKET ACCEPTANCE AND FUTURE SALES OF VEECO'S PRODUCTS, OR OTHERWISE MAKES STATEMENTS ABOUT THE FUTURE, SUCH STATEMENTS ARE FORWARD-LOOKING AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. THESE FACTORS INCLUDE THE CYCLICAL NATURE OF THE TELECOMMUNICATIONS/WIRELESS, DATA STORAGE, SEMICONDUCTOR AND RESEARCH MARKETS, RISKS ASSOCIATED WITH THE ACCEPTANCE OF NEW PRODUCTS BY INDIVIDUAL CUSTOMERS AND BY THE MARKETPLACE, AND OTHER FACTORS DISCUSSED IN THE BUSINESS DESCRIPTION AND MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS OF VEECO'S ANNUAL REPORT ON FORM 10-K AND ANNUAL REPORT TO SHAREHOLDERS.

                           -FINANCIAL TABLES ATTACHED-

                             VEECO INSTRUMENTS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              UNAUDITED
                                                                                          THREE MONTHS ENDED
                                                                                               JUNE 30,
                                                                                        2002               2001
                                                                                 --------------        ----------
Net sales                                                                          $   77,339          $ 112,095
Cost of sales                                                                          42,137             58,956
                                                                                   ----------          ---------
Gross profit                                                                           35,202             53,139

Costs and expenses:
Research and development expense                                                       13,928             14,805
Selling, general and administrative expense                                            19,335             20,714
Amortization expense                                                                    3,172                881
Restructuring expense                                                                   1,050              1,000
Other (income)/expense, net                                                              (285)               226
                                                                                   ----------          ---------
Operating (loss) income                                                                (1,998)            15,513

Interest expense (income), net                                                          1,477               (397)
                                                                                   ----------          ---------

(Loss) income from continuing operations before income taxes                           (3,475)            15,910

Income tax (benefit) provision                                                         (1,856)             5,435
                                                                                   ----------          ---------
(Loss) income from continuing operations                                               (1,619)            10,475

Loss from discontinued operations, net of income taxes                                      -               (475)
                                                                                   ----------          ---------
Net (loss) income                                                                  $   (1,619)         $  10,000
                                                                                   ==========          =========
(Loss) income per common share from continuing operations                          $    (0.06)         $    0.42
Loss from discontinued operations                                                           -              (0.02)
                                                                                   ----------          ---------
Net (loss) income per common share                                                 $    (0.06)         $    0.40
                                                                                   ==========          =========

Diluted (loss) income per common share from continuing operations                  $    (0.06)         $    0.42
Loss from discontinued operations                                                           -              (0.02)
                                                                                   ----------          ---------
Diluted net (loss) income per common share                                         $    (0.06)         $    0.40
                                                                                   ==========          =========
Pro forma diluted net income per share, excluding charges                          $     0.02 (1)      $    0.46 (2)

Weighted average shares outstanding                                                    29,083             24,767
Diluted weighted average shares outstanding                                            29,403             25,215
                                                                                   ==========           ========

(1) Pro forma earnings per share for the quarter ended June 30, 2002 is calculated by applying a 35% tax rate and excluding amortization expense of $3.2 million and a $1.0 million charge to earnings related to severance related costs for both management and manufacturing employees in the Process Equipment group.

(2) Pro forma earnings per share for the quarter ended June 30, 2001 is calculated by applying a 35% tax rate and excluding amortization expense of $0.9 million and a $1.0 million charge to earnings principally related to plant consolidations and work-force reductions, which include both management and manufacturing employees in all operations of the business.

                             VEECO INSTRUMENTS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                            UNAUDITED
                                                                                         SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                                      2002                2001
                                                                                 -------------          ---------
Net sales                                                                          $ 157,488            $237,481
Cost of sales                                                                         88,551             125,652
                                                                                   ---------            --------
Gross profit                                                                          68,937             111,829

Costs and expenses:
Research and development expense                                                      27,257              29,912
Selling, general and administrative expense                                           38,372              41,848
Amortization expense                                                                   6,919               2,317
Restructuring expense                                                                  1,887               1,000
Other (income) expense, net                                                             (236)              1,632
                                                                                   ---------            --------
Operating (loss) income                                                               (5,262)             35,120

Interest expense (income), net                                                         2,963              (1,164)
                                                                                   ---------            --------

(Loss) income from continuing operations before income taxes                          (8,225)             36,284

Income tax (benefit) provision                                                        (3,454)             12,593
                                                                                   ---------            --------

(Loss) income from continuing operations                                              (4,771)             23,691

Loss from discontinued operations, net of income taxes                                  (346)               (818)
                                                                                   ---------            --------
Net (loss) income                                                                  $  (5,117)           $ 22,873
                                                                                   =========            ========

(Loss) income per common share from continuing operations                          $   (0.16)           $   0.96
Loss from discontinued operations                                                      (0.02)              (0.03)
                                                                                   ---------            --------
Net (loss) income per common share                                                 $   (0.18)           $   0.93
                                                                                   =========            ========

Diluted (loss) income per common share from continuing operations                  $   (0.16)           $   0.94
Loss from discontinued operations                                                      (0.02)              (0.03)
                                                                                   ---------            --------
Diluted net (loss) income per common share                                         $   (0.18)           $   0.91
                                                                                   =========            ========
Pro forma diluted net income per share, excluding charges                          $    0.01 (1)        $   1.02 (2)


Weighted average shares outstanding                                                   29,052              24,722
Diluted weighted average shares outstanding                                           29,408              25,222



(1) Pro forma earnings per share for the six months ended June 30, 2002 is calculated by applying a 35% tax rate and excluding amortization expense of $6.9 million and a $1.9 million charge to earnings related to severance related costs for both management and manufacturing employees in the Process Equipment group. The calculation also excludes $0.3 million of losses (net of taxes) on the disposal of discontinued operations.

(2) Pro forma earnings per share for the six months ended June 30, 2001, is calculated by applying a 35% tax rate and excluding amortization expense of $2.3 million and a $1.0 million charge to earnings principally related to plant consolidations and work-force reductions, which include both management and manufacturing employees in all operations of the business. The calculation also excludes $0.8 million of losses (net of taxes) related to the discontinued operations.

                VEECO INSTRUMENTS INC.
         CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS)


                                                  JUNE 30,         DECEMBER 31,
                                                   2002               2001
                                                -----------        -----------
                                                (UNAUDITED)         (AUDITED)

ASSETS
Current assets:
   Cash and cash equivalents                      $221,343         $203,154
   Accounts receivable, net                         73,026           88,449
   Inventories                                     104,163          102,103
   Other current assets                             61,882           68,784
                                                 ---------         --------

Total current assets                               460,414          462,490

Property, plant and equipment, net                  74,711           78,547
Excess of cost over net assets acquired, net       125,585          125,585
Long-term investments                               30,453           23,519
Other assets, net                                   61,402           65,378
                                                 ---------         --------

Total assets                                      $752,565         $755,519
                                                 =========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Other current liabilities                          $75,307          $89,901
Deferred gross profit                                6,757           14,566
                                                 ---------         --------

Current liabilities                                 82,064          104,467

Long-term liabilities                              246,653          227,081

Shareholders' equity                               423,848          423,971
                                                 ---------         --------

Total liabilities and shareholders' equity        $752,565         $755,519
                                                 =========         ========